UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Treasure & Shipwreck Recovery, Inc. f/k/a Beliss Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

077827103

(CUSIP Number)

April 26, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

1

1		NAME OF REPORTING PERSONS Greentree Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 500,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 077827103	2

Item 1(a).	Name of Issuer:

Treasure & Shipwreck Recovery, Inc. f/k/a Beliss Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13046 Racetrack Road #243, Tampa, FL 33626

Item 2(a).	Name of Persons Filing:

Robert C. Cottone

Item 2(b).	Address of Principal Business Office or, if none, Residence:

7951 SW 6th St., Suite 216

Plantation, FL 33324

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $.001

Item 2(e).	CUSIP Number:

077827103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 500,000

(b)	Percent of Class: 6.53%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 500,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 500,000
(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 077827103	3

Item 5.	Ownership of Five Percent or Less of a Class:

No.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Yes.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 077827103	4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2021

By:	/s/ Robert C. Cotton Robert C. Cottone Vice-President Greentree Financial Group, Inc.

CUSIP No. 077827103	5